EXHIBIT 21.1

Phoenix Investment Partners, Ltd. Subsidiary List

Name	Jurisdiction
DP Holdings, Ltd.	New Brunswick, Canada
DPCM Holdings, Inc.	Illinois
Duff & Phelps Investment Management Company	Illinois
Engemann Asset Management	California
Euclid Advisors	New York
Kayne Anderson Rudnick Investment Management, LLC	California
Pasadena Capital Corporation	California
Phoenix Alternative Investment Advisers, Inc.	Connecticut
Phoenix Equity Planning Corporation	Connecticut
Phoenix Investment Counsel, Inc.	Massachusetts
Phoenix LJH/Alternative Investments, LLC	Delaware
Phoenix/Zweig Advisers LLC	Delaware
Rutherford Financial Corporation	Pennsylvania
Rutherford, Brown & Catherwood, LLC	Delaware
SCM Advisors, LLC	California
Walnut Asset Management, LLC	Delaware